UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 18, 2009, announcing that the Company Enters into Three New Time Charters and Completes Transition to In-House Fleet Technical Management.

                                                                          Exhibit 1

STAR BULK CARRIERS CORP. ENTERS INTO THREE NEW TIME CHARTERS AND COMPLETES TRANSITION TO IN-HOUSE FLEET TECHNICAL MANAGEMENT

ATHENS, GREECE, November 18, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK) today made the following announcements:

Extension of the Star Delta time charter

The Company agreed with the present charterers GMI  for a further two-year time charter employment of the Star Delta, a 52,434 dwt 2000-built Supramax vessel, in direct continuation of the present time charter due to expire in March  2010 , at a gross daily rate of $14,000.

Re-deployment of Star Epsilon & Star Kappa

The Company entered into a new one-year time charter agreement with Cargill for the Star Epsilon, a 52,402 dwt 2001-built Supramax vessel, at a gross daily rate of $16,000.

The Company entered into a new two-year time charter agreement with [Cargill] for the Star Kappa, a 52,055 dwt 2001-built Supramax vessel, at a gross daily rate of $14,500.

Star Epsilon and Star Kappa were previously time chartered until June 2014 to other charterers. Star Bulk withdrew the vessels from such charterers’ service for repudiatory breach of the time charter contracts by them. The Company has commenced arbitration proceedings for both vessels against the charterers in London to pursue damages arising from such breach, which will include the loss of hire.

In-House Vessel Management

Starbulk SA, a wholly owned subsidiary of the Company, has completed taking over the technical management of the vessels previously managed by Bernhardt Schulte Shipmanagement Ltd. The Company's wholly owned subsidiary, Star Bulk Management Inc. performs the commercial management of all of the Company's vessels.

Akis Tsirigakis, CEO of Star Bulk, commented: "We are pleased to have secured period employment for our fleet with recognized counterparties, while at the same time we streamlined a number of commercial and operational matters enhancing our competitive strengths in the present market. Our contracted operating days are now 100% for 2009, 85% for 2010 and 42% for 2011, providing revenue visibility as we continue to generate significant positive cash flows. We are confident that our in-house technical management will be instrumental in reducing operating expenses, eliminate vessel management fees and implementing our quality objectives."

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.3 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 18, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President